JULIA ARYEH Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

May 8, 2025

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention: Joseph Cascarano, Robert Littlepage, Jeff Kauten and Matthew Derby

Re: CSLM Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed April 23, 2025

File No. 333-283520

Ladies and Gentlemen:

On behalf of our client, CSLM Acquisition Corp., a Cayman Islands company with limited liability (“SPAC” or the “Company”), and CSLM Holdings, Inc. the registrant, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “S-4”) filed on April 23, 2025 contained in the Staff’s letter dated May 5, 2025 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 3 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 2 to Registration Statement on Form S-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fusemachines

Results of Operations, page 266

1.

In regard to revenues, you indicate the increase in revenues was primarily attributable to contracts with new customers and new contracts with existing customers. Please revise to quantify the amount of revenue growth attributable to new customers versus existing customers and disclose the total number of new contracts. Refer to Section III.D of SEC Release No. 33-6835.

Response: To address the Staff’s comments, the Company revised the disclosure on page 268 of the Amendment.

Certain Relationships and Related Party Transactions

Party Loans, page 292

2.	In regard to the Working Capital Note, please disclose the amounts of principal and accrued interest on principal that CSLM had outstanding as of December 31, 2023.

Response: To address the Staff’s comment, the Company has revised the disclosure on page 293 of the Amendment to disclose the amounts of principal and accrued interest on principal that CSLM had outstanding as of December 31, 2023, as well as December 31, 2024.

Fusemachines Inc. Audited Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-35

3.

Please revise to expand your revenue recognition policy disclosure to include sufficient information to enable users to more clearly understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customer consistent with the disclosure objective in ASC 606-10-50. In this regard, please disclose the following.

•

Clarify the material terms, obligations and conditions of contracts typically executed with your customers for AI Solutions (Products and Services). For example, describe the standard contractual terms found in your professional service contracts for AI Studio and AI Engines, including specified performance obligations, pricing, and conditions. Provide similar contractual disclosures for other services, such as customization, model tuning, and deployment and those that combine products and services.

•

Explain when the performance obligations are satisfied for standard product professional service, other service or combination contracts and the timing of revenue recognition for each. For performance obligations that are satisfied over time, disclose the methods used to recognize revenue for both your time and materials and fixed-fee or milestone-based fee and explain how such methods are a faithful depiction of the transfer of products or services. Refer to ASC 606-10-50-18.

Response: To address the Staff’s comment, the Company has revised the disclosure on pages 277 of the Amendment. The Company has also expanded its disclosure to clarify when performance obligations are satisfied, the timing of revenue recognition, and methods used for time-and-materials and fixed-fee contracts, consistent with ASC 606-10-50-18. The changes made in revenue recognition policy in the ‘Critical Accounting Policies and Estimates’ section will be incorporated in the significant accounting policies section of the financial statements going forward.

Note 12. Long-Term Debt –

Related party convertible notes payable at fair value, page F-54

4.	Please explain to us your basis for classifying on your balance sheet the “Related party convertible notes payable at fair value” as a non-current liability as of December 31, 2024.

Response: The Company respectfully advises the Staff that the “Related party convertible notes payable at fair value” were classified as a non-current liability as of December 31, 2024, based on the amendment agreement entered into on January 31, 2025, which extended the maturity date to February 28, 2026 as explained in ‘Note 23 – Subsequent Events’ of the audited consolidated financial statements as at December 31, 2024. Pursuant to ASC 470-10-45-14, such an amendment qualifies the debt for non-current classification, as it contractually extends the maturity date beyond 12 months from the balance sheet date and was executed prior to the issuance of the financial statements.

Please contact Alexandria Kane at (212) 407-4017 or me at (212) 407-4043 with any questions.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc: Alexandria Kane